Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule
14A
(Form Type)

Neuronetics, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid	$20,041,360.55 (1)(2)	0.00014760	$2,958.10 (1)(2)

Fees Previously Paid	$0		$0

Total Transaction Valuation	$20,041,360.55 (1)(2)

Total Fees Due for Filing			$2,958.10

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$2,958.10

(1)
The purchase consideration, and thus the number of shares (“Consideration Shares”) of Neuronetics common stock, $0.01 par value per share (“Neuronetics Common Stock”) issued at the effective time of the Arrangement (the “Effective Time”), is subject to certain factors to be determined at the Effective Time, such as Greenbrook’s net cash balance (as defined in the Arrangement Agreement). Upon completion of the Arrangement, Neuronetics stockholders and Greenbrook shareholders are expected to own approximately 57% and 43% of the combined company, respectively.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule
0-11:

Estimated solely for the purposes of calculating the filing fee, as of September 16, 2024, the underlying value of the transaction was calculated based on the sum of the product of (x) 2,202,347,313 shares of Greenbrook common shares (see note (1)) and (y) the per share price of Greenbrook common shares on September 13, 2024 ($0.0091, the average of the high and low trading prices on that day).

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.00014760.